EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation.

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•

the effects, both internationally and in Australia, of any subsequent economic downturn, the effect of ongoing economic, banking and sovereign debt risk, as well as any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2018, the Corporation had assets totaling A$133.832 billion and liabilities totaling A$132.677 billion (compared to total assets of A$138.669 billion and total liabilities of A$137.414 billion as at June 30, 2017). QTC’s has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets which are held to fund the superannuation and other long-term obligations of the State.

For its Capital Markets Operations segment it had assets totaling A$103.344 billion and liabilities of A$102.910 billion as at June 30, 2018 (compared to assets of A$106.955 billion and liabilities of A$106.615 billion at June 30, 2017). In relation to the Long Term Assets segment, assets totaled A$30.488 billion and liabilities totaled A$29.766 billion as at June 30, 2018 (compared to assets of A$31.714 billion and liabilities of A$30.799 billion at June 30, 2017).

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The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Acting Under Treasurer of the State is Mrs. Mary-Anne Curtis.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four Managing Directors covering Funding & Markets, Client Advisory, Risk and Financial Operations and Corporate Services. Grant Bush is the Deputy Chief Executive.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2018, the total borrowings of the Corporation were A$88.652 billion (A$96,532 billion in market value). This amount included debt issued under overseas funding programs equivalent to A$2.132 billion based on the prevailing rates of exchange at June 30, 2018. Included in these overseas borrowings were Australian dollar denominated borrowings of A$0 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$94.3 million for the year ended June 30, 2018 compared to A$129.2 million for the year ended June 30, 2017.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2018, the market value of the Corporation’s onlendings to its clients totaled A$81.952 billion of which A$26.006 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets that were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State (the “Long Term Assets”), such as insurance and long service leave. In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited.

During the year ended June 30, 2018 the Long Term Assets segment recorded a loss of A$193.7 million. Net equity in the Long Term Assets segment at June 30, 2018 totaled A$721.6 million.

The market value of assets held under this arrangement as at June 30, 2018 totaled A$30.488 billion, while the liabilities totaled A$29.766 billion.

Under section 15 of the Act, profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise wide Risk Management

The Corporation has an established Enterprise wide Risk Management Program including Enterprise wide Risk Management policies and procedures. As part of this Enterprise wide Risk Management Program, the Corporation continues to monitor and manage its risks through identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include the risk that the Corporation cannot access funding to meet debt servicing obligations and client borrowing requirements. This risk has the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (HQLA), which can be readily liquidated if required. Included in these HQLA assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Corporation’s clients’ projected debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of these accords. As a result, the Corporation has in place a comprehensive and strict set of policies to manage liquidity, market and credit risk.

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QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 184,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.01 million persons, or 20.1% of Australia’s population at the end of June 2018. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.4 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in November 2017. The Australian Labor Party was returned to Government for a second term after winning 48 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006. The next state election is due to be held in October 2020 and subsequently every four years, following the recent commencement of fixed four-year terms.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

Over the past two decades, Queensland’s economic growth has generally exceeded the national average. Following the resources investment boom and associated ramp-up in LNG exports in recent years, economic growth is expected to be more wide-ranging and largely in line with national growth in coming years.

Agriculture, forestry and fishing is a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the natural gas industry has recently seen rapid expansion and transformation into a major international export sector. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal currently produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region around Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (LNG) plants at Gladstone has opened the sector up to major export markets in Asia. LNG has become Queensland’s second most valuable commodity export after coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of coal, LNG and minerals accounted for around 65% of Queensland’s international goods and services exports in 2017-18.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

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Economic Strategy

The Queensland Government is focused on building a strong economy and providing improved employment opportunities for all Queenslanders, while ensuring a responsible approach to managing the State’s finances.

Since 2015, the Palaszczuk Government’s Economic Plan, as outlined in successive State Budgets, has been integral in driving economic prosperity, jobs and enhancing living standards across the State, through its focus on:

•	increasing the economic opportunities available to Queenslanders;

•	enhancing the capacity of Queenslanders to access and capitalize on these opportunities; and

•	ensuring all Queenslanders share in the prosperity and improved quality of life these opportunities deliver.

The Economic Plan focuses on delivering these outcomes through six key policy channels.

1.	Fostering entrepreneurship and innovation;

2.	Promoting business investment and exports;

3.	Delivering and facilitating productive infrastructure;

4.	Growing our human capital;

5.	Optimizing the use of our land and natural resources; and

6.	Leading an innovative, active and responsive public sector.

Consistent with one of the key planks of the Economic Plan, delivering and facilitating productive infrastructure, the Government is delivering on its substantial significant capital works program outlined in the 2018-19 Budget, thereby unlocking economic and business growth opportunities and acting as a catalyst for private sector investment and innovation across the State.

Consistent with the Economic Plan, the Government is also maintaining an ongoing focus on building the productive capacity and resilience of the State’s traditional, emerging and new industries, which is critical to driving sustainable economic growth and supporting the ongoing prosperity of Queensland families, communities and regions.

Economic Growth

Queensland’s economy grew 3.4% in 2017-18, up from 2.0% recorded in the previous year. Real gross state product (GSP) growth in 2017-18 was primarily driven by growth in household consumption, a rebound in business investment and the balancing item (which includes inter alia interstate trade and change in inventories). Net exports overseas detracted from growth, driven by strong growth in overseas imports, while dwelling investment also declined.

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Real Economic Growth - Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2012-13	304.3	2.8	1,597.1	2.6
2013-14	310.9	2.2	1,638.1	2.6
2014-15	314.1	1.0	1,676.4	2.3
2015-16	322.0	2.5	1,724.1	2.8
2016-17	328.4	2.0	1,764.5	2.3
2017-18	339.5	3.4	1,814.5	2.8

(a)	Chain volume measures; reference year 2016-17.

Source:	ABS 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2013-14	2014-15	2015-16	2016-17	2017-18
Overseas merchandise exports (A$ billion)	44.8	46.5	47.9	66.5	74.3
Retail turnover (A$ billion)	57.0	58.6	60.2	61.9	62.5
Private gross fixed capital formation (A$ billion)	83.6	71.4	63.2	65.3	69.3
Resources production (A$ billion)(a)	30.8	32.1	29.9	43.9	n/a
Agricultural production (A$ billion)	12.0	13.3	14.6	14.9	14.7
Employment (‘000)(b)	2,320	2,327	2,366	2,369	2,467
Unemployment rate (%)(b)	6.0	6.5	6.2	6.2	6.0
Increase in consumer prices (%)(b)	2.8	1.9	1.6	1.7	1.7
Average weekly ordinary time earnings (A$)(b)	1,090	1,106	1,118	1,123	1,150

(a)	Excludes oil and gas.
(b)	Year-average.

Note:	All monetary values are in current prices.

n/a:	2017-18 data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture and Fisheries; Queensland Department of Natural Resources, Mines and Energy.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2016-17 and 2017-18.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2016-17	2017-18	2016-17	2017-18	2016-17	2017-18	2016-17	2017-18
Household consumption	2.2	2.8	1.3	1.6	2.4	2.9	1.3	1.6
Private gross fixed capital formation	1.6	4.8	0.3	1.0	-3.1	5.0	-0.6	1.0
- Dwellings	3.4	-4.8	0.2	-0.3	2.5	-0.1	0.1	0.0
- Business investment	-1.2	12.7	-0.1	1.3	-9.5	9.9	-1.0	0.9
(i) Non-dwelling construction	-6.3	16.3	-0.4	1.0	-16.8	11.9	-1.1	0.6
(ii) Machinery and equipment	7.0	7.7	0.3	0.3	2.4	7.1	0.1	0.3
- Other private investment	7.5	-1.7	0.2	-0.1	5.2	1.9	0.2	0.1
Private final demand(b)	2.1	3.3	1.6	2.6	0.9	3.4	0.7	2.6
Public final demand(b)	5.4	4.2	1.3	1.0	6.5	3.5	1.5	0.8
Overseas exports	6.9	1.4	1.7	0.4	5.4	3.4	1.1	0.7
Overseas imports	6.2	14.0	-1.0	-2.3	4.7	6.6	-0.9	-1.4
Balancing item	n/a	n/a	-2.0	1.5	n/a	n/a	-0.1	0.1
Statistical discrepancy	n/a	n/a	0.4	0.2	n/a	n/a	0.0	0.0
GSP/GDP	2.0	3.4	2.0	3.4	2.3	2.8	2.3	2.8

(a)	Chain volume measure; reference year 2016-17.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

n/a:	Not applicable.

Source:	ABS 5220.0.

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Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•	Household consumption in Queensland rose 2.8% in 2017-18, following a 2.2% rise in the previous year. Households’ income growth picked up in 2017-18, as a result of strong employment growth.

•

Dwelling investment fell 4.8% in 2017-18, following three consecutive years of strong growth from 2013-14 to 2015-16. Sustained low interest rates, and strong investor interest (particularly as Brisbane’s rental yields are higher than those in major southern capitals) have supported dwelling investment in recent years. However, a substantial buildup of apartments, particularly in inner Brisbane, along with a tightening of lending standards for investors and concerns about contagion from falling property prices in Sydney and Melbourne suggests dwelling investment will be constrained in 2018 19 and 2019-20.

•

Business investment in Queensland rose 12.7% in 2017-18, the first year of growth following four years of decline as the LNG construction boom wound down. Growth in the year was driven by engineering construction (up 18.9%), supported by investment in solar farms. Machinery and equipment investment (up 7.7%) and new building construction (up 7.0%) grew solidly in 2017-18.

•

Overseas exports grew 1.4% in 2017-18, supported by a recovery in coal exports. Overseas imports grew 14.0% in 2017-18, driven by an increase in capital goods imports. As a result, net overseas exports detracted 1.9 percentage points from Queensland’s economic growth in 2017-18.

Overseas Merchandise Exports

Queensland is Australia’s second largest exporting state, accounting for 23.86% of Australia’s total merchandise exports in 2017-18.

The nominal value of Queensland’s overseas merchandise exports rose 11.7% in 2017-18, driven by higher export prices for coal and LNG.

The value of Queensland’s coal exports rose A$4.4 billion, to A$40.3 billion in 2017-18, reflecting an increase in both prices and volumes for all three types of coal, particularly hard-coking coal. Hard-coking coal volumes increased over the year due to a pick-up following significant disruptions to coal rail infrastructure caused by Severe Tropical Cyclone Debbie in April and May 2017.

Queensland Treasury estimates the value of LNG exports rose A$2.1 billion to A$10.7 billion in 2017-18. The increase was driven by higher export prices, which are linked to oil prices. LNG exports volumes have now largely plateaued, with volumes growing only 4.8% in 2017 18, following growth of 59.6% in 2016-17 and 654.3% in 2015-16.

The value of meat exports rose 8.7%, to A$5.1 billion in 2017-18, driven by an increase in export volumes. Dry weather conditions are encouraging graziers to unload cattle stock, driving increased beef export volumes following significant falls in recent years.

Partly offsetting these gains was the fall in the nominal value of crop exports, particularly chickpeas. The value of chickpea exports fell by over 50% in 2017-18, reflecting both lower production and a fall in demand due to the tariffs imposed by the Indian government since December 2017 (previously Queensland’s largest chickpea export market).

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2015-16	2016-17	2017-18(p)
Rural(b)
Meat	5,308	4,658	5,062
Textile fibers	522	873	247
Cereals and cereal preparations	452	527	272
Vegetables and fruit	1,109	1,853	1,191
Feeding stuff for animals	153	132	135
Other rural	1,609	1,720	1,761

Total	9,153	9,762	8,669

Crude minerals
Coal, coke and briquettes(c)	21,339	35,842	40,272
Metalliferous ores(d)	4,336	4,478	5,575
Petroleum and related products/materials	105	80	104
Gas, natural and manufactured(e)	5,111	8,654	10,710
Other crude minerals	14	17	22

Total	30,904	49,071	56,682

Processed minerals and metals(b)
Non-ferrous metals(b)	4,152	3,943	3,747
Other processed minerals and metals	226	263	287

Total	4,377	4,207	4,033

Other manufactures
Machinery and non-transport equipment	1,166	1,276	1,390
Chemicals, fertilizers (excl. crude), plastics, etc.	758	639	873
Transport equipment	369	400	516
Leather, rubber, other materials, furniture, clothing, etc.	256	244	253
Miscellaneous manufactures and beverages	483	497	552

Total	3,032	3,056	3,583

Manufactures (sum of processed minerals and metals and other)	7,409	7,263	7,617
Confidential and special	400	390	1,329

Total overseas exports of merchandise goods(b)	47,866	66,486	74.,297

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 3.
(b)	Sugar and some processed metal exports are not available at the state level and therefore the State total understates the actual amount of exports.
(c)	Includes Queensland Treasury’s estimate of coal exports which have been confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which have been confidentialized by the ABS.
(e)	Includes Queensland Treasury’s estimate of liquefied natural gas exports which have been confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

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Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

In the 2017-18 financial year, the A$ exchange rate averaged US$0.78 (a 2.8% appreciation on the previous year, but a 24.5% depreciation compared to five years ago). A sustained lower A$ is seen as an important element in stimulating non-mining sectors of the economy, including agricultural and service exports, as they become relatively cheaper for foreign buyers. So far in 2018-19, the A$ has depreciated further against the US$, averaging US$0.72 in November 2018.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 82% of all exports (see table below). China remained Queensland’s largest export market in 2017-18, accounting for 30.4% of the State’s overseas merchandise exports, increasing its share by 4.3 percentage points from 2016-17. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards primarily due to growth in exports to China. Other major export markets in 2017-18 included India, South Korea and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2015-16	2016-17	2017-18(p)
North Asia Total	57.1	58.3	61.4
China	23.4	26.2	30.4
Japan	16.7	15.6	15.8
South Korea	12.7	12.0	10.6
Taiwan	3.5	3.9	4.0
Hong Kong	0.8	0.6	0.5

South Asia Total	20.1	21.9	20.6
India	11.3	13.9	13.2
Indonesia	1.7	1.5	1.6
Malaysia	1.2	1.1	1.4
Thailand	1.2	0.9	0.6
Singapore	1.4	1.5	0.8

North America	5.2	3.6	2.9
United States	4.2	2.4	2.1
Canada	1.0	1.2	0.8

European Union(a)	7.3	7.9	7.3
New Zealand	1.7	1.4	1.4
Brazil	1.4	2.0	1.7
Other	7.1	4.9	4.8

(a)	Includes the United Kingdom.
(p)	preliminary.

Source:	ABS unpublished foreign trade data.

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Tourism Exports

The number of overseas visitor1 nights spent in Queensland fell 0.1% in 2017-18, to 53.8 million nights. Overall, China was the largest individual source of international visitor nights to Queensland in 2017-18, at 8.96 million nights, ahead of the United Kingdom and New Zealand (both 4.87 million). International visitor nights from Asia have grown strongly over the past five years (up 37.8% to 26.88 million nights), with China (up 90.8% to 8.96 million), India (up 94.5% to 2.01 million) and Japan (up 30.4% to 3.40 million) the largest contributors to growth over this period.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2015-16	2016-17	2017-18
China	6,524	6,982	8,958
New Zealand	5,417	5,173	4,865
Japan	3,140	3,766	3,399
Taiwan	2,970	3,801	3,146
South Korea	3,602	3,267	2,783
Other Asia	7,950	8,282	8,589
UK	5,020	5,183	4,874
Germany	2,538	2,527	2,222
Other Europe	5,753	6,012	6,363
United States	3,130	2,718	2,679
Other Countries	5,923	6,200	5,958

Total	51,968	53,912	53,838

(a)	Due to data issues, tourists are no longer separately identifiable in 2017-18, so overall visitor nights are provided.

Source:	Tourism Research Australia.

Interstate visitors are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2016-17 (latest available), Queensland’s interstate tourism gross value added (GVA) was the second highest of all states, at A$3.1 billion, slightly behind New South Wales (A$3.2 billion).

Interstate visitor nights to Queensland rose 5.8% in 2017-18, following growth of 3.4% in the previous year.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 16.5% to A$45.7 billion in 2017-18. The increase in the value of imports was the result of growth in mineral fuels, petroleum and lubricants (up A$2.0 billion), other machinery and transport equipment (A$1.8 billion), road motor vehicles (up A$1.2 billion) and other manufactured goods (up A$1.2 billion).

[1]

Due to issues with data from Tourism Research Australia, tourists (defined as those who are holidaying or visiting friends/relatives) are not separately identifiable in March quarter 2018 and June quarter 2018. As such, all numbers reported are for total visitors.

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2015-16	2016-17	2017-18(p)	Annual change, 2016-17 to 2017-18%
Live animals, food, beverages & tobacco	1,939	2,000	2,058	2.9
Mineral fuels, petroleum and lubricants	5,903	6,914	8,928	29.1
Chemicals	2,215	2,250	2,312	2.8
Road motor vehicles	7,181	7,463	8,699	16.6
Other machinery and transport equipment	7,838	8,897	10,666	19.9
Other manufactured goods	8,798	8,847	9,997	13.0
Other	2,288	2,823	2,998	6.2

Total overseas imports of goods	36,162	39,194	45,660	16.5

(a)	Based on the Standard International Trade Classification.
(p)	preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

As at June 30, 2018 (latest data available), Queensland’s estimated resident population was 5.01 million, accounting for 20.1% of Australia’s population. Population growth in Queensland has picked up in recent quarters following a period of moderation from September quarter 2012 to September quarter 2015. Over the year to June 2018, Queensland’s population grew by 1.7%, slightly stronger than national population growth of 1.6% over the same period.

Growth in net interstate migration continued to recover in the year to June quarter 2018, rising to 24,698 persons, its highest level since the year to September quarter 2006. Net overseas migration fell slightly, from 34,075 persons over the year to June quarter 2017 to 29,628 over the year to June quarter 2018. Natural increase (births minus deaths) contributed 30,221 persons over the year to June quarter 2018.

In year average terms, Queensland’s employment rose 4.2% in 2017-18, following growth of 0.1% in the previous year. Employment growth was higher in South East Queensland (up 4.7%), than it was in regional Queensland (up 2.7%). The strong growth in South East Queensland concentrated in health care (up 14.8%) and, to a lesser extent, retail trade (up 6.4%) and education (7.4%).

Queensland’s labor force participation rate rose 1.4 percentage points in 2017-18, as people encouraged by strong employment growth re-entered the labor market. With the labor force growing (up 4.0%) broadly in line with employment in 2017-18, the year-average unemployment rate fell marginally, from 6.2% to 6.0%.

In 2017-18, health care, education, agriculture and support services were the largest contributors to Queensland’s employment growth, more than offsetting a decline in public administration employment.

Mining industry employment (which accounted for around 2.5% of total employment in 2017-18) rebounded somewhat in 2017-18, but remains well below its peak in 2013-14. Health care, Queensland’s largest employing industry since 2010-11, has accounted for 41% of employment growth in Queensland over the past five years.

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Employed Persons by Industry, Queensland(a)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2012-13 to 2017-18
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	65.3	55.4	54.9	58.8	52.5	63.0	-0.7
Mining	71.4	77.3	64.8	57.9	57.5	61.0	-3.1
Manufacturing	160.5	177.5	167.0	169.1	164.6	170.5	1.2
Electricity, Gas, Water & Waste Services	30.1	33.4	32.1	31.1	24.6	33.0	1.9
Construction	228.7	229.2	216.5	208.4	229.4	239.1	0.9
Wholesale Trade	75.7	67.7	69.7	68.6	64.5	64.4	-3.2
Retail Trade	245.2	269.0	252.0	255.4	253.9	262.4	1.4
Accommodation & Food Services	162.9	148.9	177.4	166.9	181.1	182.2	2.3
Transport, Postal & Warehousing	133.8	125.5	122.7	132.9	132.5	140.7	1.0
Information Media & Telecommunications	30.5	30.5	31.5	32.9	35.8	28.5	-1.4
Financial & Insurance Services	60.8	53.9	59.1	67.0	63.3	62.2	0.4
Rental, Hiring & Real Estate Services	48.6	48.0	48.1	48.9	50.1	47.9	-0.3
Professional, Scientific & Technical Services	162.0	163.9	182.4	177.3	171.9	169.3	0.9
Administrative & Support Services	80.2	83.5	82.1	85.5	80.2	90.7	2.5
Public Administration & Safety	148.4	151.3	152.2	150.1	162.8	149.8	0.2
Education & Training	176.9	175.8	181.7	197.8	189.3	203.4	2.8
Health Care & Social Assistance	276.7	282.1	292.7	314.7	312.9	352.0	4.9
Arts & Recreation Services	35.7	39.9	42.3	41.6	43.2	45.2	4.9
Other Services	95.3	102.9	105.5	104.4	102.3	106.5	2.2

Total(b)	2,288.9	2,315.7	2,334.9	2,369.5	2,372.5	2,471.18	1.5

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

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The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the six years to 2017-18.

Employed Persons by Industry, Rest of Australia(a)

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2013-14 to 2017-18
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	236.1	256.6	262.6	262.2	252.0	266.4	2.4
Mining	192.4	185.8	156.8	163.2	161.5	161.7	-3.4
Manufacturing	774.6	750.3	748.9	711.6	744.9	736.8	-1.0
Electricity, Gas, Water & Waste Services	112.8	117.5	110.1	112.6	112.9	115.9	0.5
Construction	758.2	793.6	815.1	842.4	857.2	933.0	4.2
Wholesale Trade	353.3	324.8	320.2	304.5	299.3	301.4	-3.1
Retail Trade	965.1	952.0	986.5	1,015.9	986.8	1,025.9	1.2
Accommodation & Food Services	619.7	610.6	643.0	662.8	683.2	709.0	2.7
Transport, Postal & Warehousing	450.7	463.3	481.5	491.7	487.1	500.5	2.1
Information Media & Telecommunications	191.2	166.8	181.4	178.2	180.8	192.9	0.2
Financial & Insurance Services	355.5	361.6	352.1	367.6	374.4	369.0	0.7
Rental, Hiring & Real Estate Services	148.0	155.5	164.0	163.7	159.3	164.3	2.1
Professional, Scientific & Technical Services	746.2	740.7	791.2	821.0	847.8	858.9	2.9
Administrative & Support Services	313.0	302.9	310.2	338.6	350.7	325.3	0.8
Public Administration & Safety	556.9	596.6	577.9	591.7	614.8	588.6	1.1
Education & Training	717.5	720.6	744.3	744.5	793.9	822.7	2.8
Health Care & Social Assistance	1,089.5	1,113.8	1,144.2	1,225.8	1,252.6	1,323.1	4.0
Arts & Recreation Services	174.3	162.8	185.7	187.3	176.8	201.9	3.0
Other Services	354.5	379.9	374.5	369.1	384.4	392.6	2.1

Total(b)	9,109.7	9,155.6	9,350.3	9,554.0	9,720.3	9,989.8	1.9

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Prices

The Brisbane consumer price index (“CPI”) rose 1.7% in 2017-18, the same rate as in 2016-17. This compares to an average annual growth in Brisbane’s consumer prices of 2.7% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 1.9% in 2017-18.

Income

Queensland recorded growth in average weekly earnings of 2.5% in 2017-18, compared with 2.4% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

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Measures of Income

State	Household Income per capita 2017-18	Average Weekly Earnings 2017-18
	A$	A$
Queensland	58,985	1,150
New South Wales	66,167	1,232
Victoria	56,872	1,163
South Australia	60,806	1,075
Western Australia	70,386	1,326
Tasmania	55,362	1,030
Australia	63,030	1,199

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the ‘Award’ system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2016 (latest data available), 64.9% of Queensland workers were covered by collective agreements or awards. In comparison, 32.2% of workers were covered by individual agreements.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2018, State and local public sector employees in Queensland totaled 373,700 persons, accounting for 15.0% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed Federal government in September 2013, and were re-elected in July 2016. The current Federal Government’s policies promote enterprise bargaining, continuing a transition to a more decentralized system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2017-18(a)

(CVM, 2016-17 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	10,634	45,450	23.4
Mining	32,095	138,181	23.2
Manufacturing	20,310	105,171	19.3
Construction	29,297	141,036	20.8
Services(b)	225,687	1,260,420	17.9

Total	318,022	1,690,257	18.8

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

Three major CSG-to-LNG projects commenced production in Queensland in 2015, with a total capital expenditure in excess of A$60 billion.

The first gas was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG has become Queensland’s second largest goods export after coal, with an estimated nominal value of around A$10.7 billion in 2017-18.

In 2017-18, Queensland accounted for 23.2% of the nation’s total mining output (CVM). Industry output has grown at an average annual rate of 6.8% in the five years to 2017-18.

In 2017-18, Queensland’s mining industry accounted for 10.1% of the State’s total industry gross value added (CVM), while 61,000 people were directly employed (2.5% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

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Coal

Coal is Queensland’s most valuable export commodity. In 2017-18, the value of coal exports (this includes Queensland Treasury’s estimate of coal exports which have been confidentialized by the Australian Bureau of Statistics (“ABS”), such as pulverized coal injection exports) accounted for 54.2% of Queensland’s total merchandise exports. Higher coal prices (up 6.6%) and greater export volumes (up 5.4%, rebounding after Severe Tropical Cyclone Debbie in the previous year) contributed to the value of coal exports rising by 12.4%, to A$40.3 billion in 2017-18.

The value and quantity of selected minerals produced in Queensland from 2011-12 to 2016-17 are shown in the following tables.

Queensland Resource Production –Value(a)

(A$ millions)

Mineral	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17
Black coal	29,709	22,761	22,872	23,116	22,403	37,270
Copper concentrate	2,157	1,626	1,657	349	247	220
Gold bullion	709	562	444	545	585	436
Bauxite	596	688	894	663	1,055	1,195
Lead concentrate	1,877	2,922	2,383	941	731	384
Zinc concentrate	1,641	1,052	1,089	2,291	1,293	952
Other	820	804	1,454	4,239	3,626	3,476

Total(c)	38,519	30,415	30,792	32,145	29,941	43,933

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional.
(c)	Does not include crude oil and natural gas.

n/a:	Data not available.

Source:	Queensland Department of Natural Resources, Mines and Energy.

Queensland’s Principal Resources Production –Volumes

Mineral	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17
Black coal (‘000t)	187,614	208,328	230,122	251,392	243,586	240,699
Copper concentrate (‘000t)	1,063	920	822	185	138	122
Gold bullion (kg)	25,207	18,224	20,898	19,280	20,307	17,383
Bauxite (‘000t)	21,560	25,276	26,235	27,434	28,102	30,041
Lead concentrate (‘000t)	672	1,463	1,273	494	366	226
Zinc concentrate (‘000t)	1,916	1,208	1,103	2,106	1,297	724
Crude oil (megaliters)	460	434	562	522	445	384
Natural gas (gigaliters)(a)	8,546	7,969	9,007	13,273	27,335	32,194

(a)	Conventional and unconventional.

Source:	Queensland Department of Natural Resources, Mines and Energy.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 3.3% of Queensland’s industry gross value added (CVM) and 23.4% of Australia’s total agricultural output in 2017-18. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2017-18, more than half of the nominal gross value of Queensland’s agricultural production was derived from four products–beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production fell 7.2% in 2017-18. This was driven by falls in the gross value of cereals (down 33.7% to A$1.3 billion), cattle and calves (down 6.4% to A$5.4 billion) and sugar cane (down 22.9% to A$1.1 billion).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2017-18.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2013-14	2014-15	2015-16	2016-17(a)	2017-18(a)
Gross Value (A$m)
Cattle and calves	3,890	5,076	5,861	5,744	5,379
Poultry	494	588	590	650	640
Pigs	262	270	320	294	232
Sheep and lambs	61	66	58	10	11
Sugar cane	1,165	1,239	1,209	1,460	1,125
Wool	80	61	62	66	75
Cereals	890	1,203	1,343	1,886	1,250
Fruit and vegetables	2,751	2,684	2,893	2,921	3,054
Dairying (total whole milk production)	231	235	237	233	225
Cotton	698	383	466	985	884
Other	1,446	1,503	1,537	1,576	1,807

Total agriculture	11,968	11,308	14,576	15,825	14,682

Volume of Production
Beef and veal (‘000 tonnes)	1,176	1,244	1,107	1,025	1,077
Sugar cane (‘000 tonnes)	29,219	30,816	32,655	34,410	31,472
Wool (tonnes)(b)	5,762	4,909	3,971	4,763	5,042
Wheat (‘000 tonnes)	1,036	987	1,316	1,502	683
Cotton lint (‘000 tonnes)	298	194	234	316	344

(a)

Gross value figures are forecasts provided by the Queensland Department of Agriculture and Fisheries, with the exception of the nurseries component of “Other”. This is a Queensland Treasury estimate which is consistent with ABS historical data.

(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources:

ABS 7215.0; ABS 7218.0; Queensland Department of Agriculture and Fisheries Queensland AgTrends April 2018 Update; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report September 2017.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have risen 3.8% to A$270 million in 2017-18. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production is estimated to have risen 12.9% to A$377 million in 2017-18. Commercial fishing operations constituted 47% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2017-18, the manufacturing industry accounted for 6.4% of Queensland’s industry gross value added (CVM). Queensland’s share of Australia’s total manufacturing output was 19.3% in 2017-18.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$7.6 billion in 2017-18, up 4.9% from the previous year.

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Construction

The Queensland construction industry directly contributed 9.2% to State GVA, whilst also providing 9.7% of employment in the State in 2017-18.

•	Dwelling investment fell 4.8% in 2017-18, following a cumulative 45.1% increase over the previous four years.

•

Dwelling investment in Queensland is entering a ‘recovery phase’, following an unprecedented surge in apartment construction between 2013-14 and 2015-16, particularly in inner Brisbane, which led to concerns about an oversupply in the market.

•

Since that time, approvals and construction of attached dwellings have fallen significantly, although a substantial amount of work remaining in the pipeline indicates dwelling investment in Queensland is headed for a ‘soft landing’ compared with previous housing cycles.

•	Non-dwelling construction—which consists of nonresidential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.)—rose 16.3% in 2017-18.

•

New engineering construction in Queensland rose 18.9% in 2017-18, following three consecutive years of decline after the completion of LNG construction. The recovery in growth in 2017-18 was primarily driven by electricity generation, transmission & distribution & pipeline construction, with a significant number of large scale solar energy projects under construction.

•

Non-residential building construction rose 7.0% in 2017-18. Growth in the year was driven by construction of accommodation, offices and entertainment/recreation buildings, which more than offset a decline in warehouse construction.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and five secondary international airports (including the privately owned Wellcamp Airport in Toowoomba which commenced international passenger flight operations in October 2016), as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government is currently completing the national broadband network (NBN), which is expected to be delivered through a ‘multi-technology mix’ network comprising fiber-to-the-premises/basement, fiber-to-the-node, fixed wireless and satellite technologies. The NBN has the objective of providing data download rates of at least 25 megabits per second to all premises nationally, and at least 50 megabits per second for 90% of fixed line premises as soon as possible. As at 29 November 2018, a total of 1,559,607 homes/businesses have been declared as ready to connect in Queensland, while a total of 921,584 homes/businesses have had services activated.

Tourism

Tourism directly accounted for an estimated 3.9% of overall output (gross value added, at basic prices) in the State in 2016-17 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 2.7 million international visitors travelled to Queensland in 2017-18. In total, they spent 53.8 million nights in the State with an average length of stay of 19.7 nights. The number of international visitors in Queensland rose 4.1% in 2017-18, while the number of visitor nights fell slightly (down 0.1%).

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is from intrastate (Queenslanders travelling within Queensland). Visitors from interstate spent a total of 38.2 million nights in Queensland in 2017-18, up of 5.8% from the previous year.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927 (the “Financial Agreement”), recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements applied to the financing activities of Commonwealth and state governments. The major feature of these Loan Council arrangements was the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements, the Commonwealth and each state and territory was responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example, finance and operating leases). The emphasis of the arrangements is on credible budgetary processes rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA.

From 2018, the Loan Council unanimously agreed to remove Loan Council reporting requirements from the Uniform Presentation Framework (UPF) in an effort to reduce the administrative burden on jurisdictions. States and the Commonwealth will no longer report on Loan Council Allocations as part of their Budgets or other financial statements.

The Loan Council also agreed that the administration of the UPF will be transferred from the Loan Council to the Council of Federal Financial Relations (CFFR). In recognition of the reduced responsibilities resulting from these decisions, the Commonwealth does not intend to call another meeting of the Loan Council, unless future circumstances require it to reconvene.

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While this change is designed to reduce states’ administrative burden, it is not expected to impact the financing operations of Queensland.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose an excise duty, a goods and services tax and a customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

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The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2018-19, it is expected that Queensland will receive around A$14.630 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement—the Intergovernmental Agreement on Federal Financial Relations—commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services, and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, Territory and Australian Governments.

In 2017-18, general revenue assistance, made up of GST revenue, represented 26.1% of Queensland Government revenue, while payments for specific purposes represented 17.7% and grants for on-passing to other entities represented a further 5.2% of Queensland Government revenue.

National Health reform

The National Health Reform Agreement (“NHRA”) ) commenced on July 1, 2012. Under this arrangement, Queensland is expected to receive A$4.522 billion in 2018-19 (A$19.89 billion over four years to 2021-22). In 2016-17 and 2017-18, growth funding from the Australian Government is based on 45% of the efficient cost of additional hospital activity.

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Under the NHRA, growth in funding from the Australian Government was based on 45% of the efficient costs of additional hospital activity, increasing to 50% in 2017-18. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement with funding from 2017-18 to be tied to a combination of the CPI and population growth.

However, at the April 2016 Council of Australian Governments meeting, the Australian Government and the states signed a Heads of Agreement for interim funding for public hospitals from July 1, 2017, to June 30, 2020, ahead of consideration of longer-term arrangements. This will see the continuation of the link between Australian Government funding and activity levels. Under the terms of the agreement, the Australian Government will fund 45% of the efficient growth, up to a contribution growth cap of 6.5% per annum. For block funded services, the Australian Government will fund 45% of the efficient growth.

National Disability Insurance Scheme (the “NDIS”)

Queensland’s three-year transition to the NDIS commenced on July 1, 2016 (in accordance with the bilateral agreement between the Queensland and Australian Governments), with ‘full scheme’ scheduled to commence on July 1, 2019. Eligible people with a disability will transition to the NDIS at different times, depending on where they live in Queensland.

The Australian Government’s significant reforms to disability services will impact the National Disability Specific Purpose Payment (the “NDSPP”) to Queensland in future years. From July 1, 2019, the Australian Government will no longer provide Intergovernmental payments to Queensland relating to Specialist Disability Services (including the NDSPP). Further, the states and territories are currently negotiating with the Australian Government on a National Partnership Agreement for access to the DisabilityCare Australia Fund.

Quality Schools

Australian Government funding under for Queensland Government schools under the Quality Schools policy will be A$1.745 billion in 2018-19 (A$7.889 billion over four years to 2021-22). Non-government schools funding will be A$2.494 billion in 2018-19 (A$11.027 billion over four years to 2021-22).

In December 2018, the Queensland Government finalized a new five-year school funding agreement with the Australian Government to cover calendar years 2019 to 2023. This provides funding certainty to all Queensland schools and sectors, sets out the Queensland Government’s school funding contributions for the next five years and secured approximately A$24.3 billion in Australian Government funding to Queensland government and non-government schools over 2019 to 2023.

2018 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In March 2018, the CGC released the results of the CGC’s Report on GST Revenue Sharing Relativities – 2018 Update (the “2018 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2018 CGC Update Report recommended a decrease in Queensland’s share of GST revenue, with an underlying impact of A$1,208 million in 2018-19. The 2018 CGC Update Report outcome encompasses the impact of methodology changes on states’ GST shares, as well as the impact of changes to states’ circumstances and revisions to the data used in the CGC’s assessments.

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Decreases to Queensland’s GST share duly recognize the impact of factors beyond the State’s control on its fiscal capacity, including a decrease in Natural Disaster Relief and Recovery Arrangements expenditure (net of contributions from the Australian Government) as well as higher capacity to raise mining royalties as a result of higher coal prices. As the CGC’s assessments are lagged by two years, these factors affect GST shares in 2018-19. These losses were partially offset by Queensland’s below average growth in land values which reduced the State’s share of taxable land values and increased its GST share.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing acts of Parliament while Parliament approves expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Appropriation Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Appropriation Act for the Legislative Assembly and one for all other agencies.

2015-16 State Budget and Mid Year Fiscal and Economic Review (each such annual review, the “MYFER”)

The 2015-16 State Budget was the first budget handed down by the Palaszczuk Government and was focused on:

•	the Government’s election commitments, with key measures to revitalize the State’s economy and frontline service delivery;

•	an integrated program of initiatives aimed at enhancing business productivity and efficiency, improving skills and training, regional growth and fostering innovation (Working Queensland);

•	significant reductions in General Government debt, without selling government–owned corporations, increasing taxes or cutting services; and

•	revised fiscal principles.

Excluding Natural Disaster Relief and Recover Arrangements payments, the 2015-16 Budget estimated revenues growing at an average rate of 4.3% per annum over the forward estimates, compared to an average 4.1% growth in operating expenses. A net operating balance was forecasted to result in a surplus of A$1,213 million in 2015-16.

The 2015-16 Budget outlined the Government’s Debt Action Plan, which was extended in the MYFER.

Following a review of possible merger options for the government-owned energy network, generation and retail businesses, the MYFER outlined a decision to merge Energex and Ergon Energy to streamline operations and be better positioned to meet the challenges of a rapidly changing energy market. A program of efficiency savings will be applied to the electricity generators. Total savings from 2015-16 to 2019-20 from efficiencies and merger are estimated at A$680 million.

2016-17 State Budget and MYFER

The 2016-17 State Budget was handed down in June 2016 and was focused on:

•

Innovation, investment and infrastructure as the necessary elements of job creation and to advance the Queensland economy to a more diversified and robust base. This includes measures such as a A$405 million Advance Queensland package, a A$100 million Regional Back to Work package and a A$2 billion State Infrastructure Fund;

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•

Supporting rural and regional communities particularly affected by a transitioning economy through support measures such as the Rural Assistance Package, extensions to the Building our Regions Program and drought assistance measures; and

•	Providing for further debt reduction and, at the same time, targeting initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund.

The 2016-17 Budget outlined that operating expenses were forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20; less than the forecast rate of revenue growth of 3.2% per annum over the same period. A net operating balance was forecasted to result in a surplus of A$867 million in 2016-17.

The 2016-17 MYFER represented the first time the Budget forecast has been revised up at MYFER since 2011-12, with stronger than expected revenues and lower depreciation resulting in an actual surplus of A$970 million, as set out in the 2015-16 Report on State Finances. Further, a temporary surge in coal prices is providing additional support to the Budget position in the near term, with royalties contributing to a projected net operating surplus of just over A$2 billion in 2016-17.

2017-18 Budget and MYFER

The 2017-18 State Budget was handed down in June 2017 and was focused on supporting continued growth and creating jobs for Queensland, while enabling the State’s A$300 billion economy to transition to be more innovative, diverse and productive.

The 2017-18 Budget outlined that operating expenses were forecast to grow at a sustainable rate, averaging 3.2% per annum over the five years to 2020-21; slightly higher than the forecast rate of revenue growth of 3.0% per annum over the same period.

Despite this, net operating balances were forecast to be in surplus every year in the 2017-18 Budget, with a A$2.82 billion surplus in 2016-17 and average surpluses of A$344 million from 2017-18 to 2020-21.

The 2017-18 MYFER was released on December 18, 2017 and was the first economic and financial update of the re-elected Palaszczuk Government. The 2017-18 MYFER confirms that the Government will deliver all of its election commitments, and maintains the strong focus on jobs, while also achieving increased surpluses and lower debt levels.

Over the five years to 2020-21, revenue is estimated to grow by an average of 3.2% per annum compared with 3.0% forecast in the 2017-18 Budget, largely due to increases in royalty and taxation revenues. Over the same period, growth in expenses is expected to be 3.3% compared to 3.2% expected in the 2017-18 Budget.

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2018-19 Budget and MYFER

The 2018-19 Budget, handed down on 12 June 2018, delivered on the commitments made by the Palaszczuk Government, and focused on delivering the infrastructure to create jobs and the services that our State’s growing population needs.

The Government demonstrated its commitment to delivering the services and infrastructure the community needs in a financially sustainable manner. Net operating surpluses were projected in each year of the forward estimates, despite an expectation that revenue would decline in 2018-19 driven by a substantial reduction in funding from the Australian Government. Operating expenses were forecast to grow at a sustainable rate, averaging 2.9% per annum over the five years to 2021-22.

An A$45.8 billion capital program over four years, including A$33.2 billion in the General Government sector, was budgeted to deliver infrastructure that supported economic growth, enhance productivity, provide employment opportunities and manage the pressures of strong population growth. This level of investment was to be partly funded through borrowings. Even so, General Government borrowings were expected to be lower in each year of the forward estimates than projected in the 2017-18 Budget. In 2021-22, it was expected the General Government borrowings would remain below the peak level reached in 2014-15.

Importantly, to meet the needs of Queensland’s growing population, the Government’s 2018-19 capital works program included a A$4.9 billion investment in roads and transport infrastructure. This included an allocation of A$733 million for the Cross River Rail Delivery Authority in 2018-19 to continue to progress the planning, procurement and development associated with the A$5.4 billion Cross River Rail project.

The 2018-197-18 MYFER was released on 13 December 2018. The MYFER forecast a net operating surplus of A$524 million in 2018-19, an improvement of A$376 million on the Budget estimate due to revenue uplifts. It also forecast General Government sector net operating balances expected to remain in surplus across the forward estimates period, despite a strong reduction in forecast GST revenue.

Revenue growth in 2018-19 was expected to be 1.6%, following growth of 3.4% in 2017-18. Over the four year period to 2021-22 revenue was forecast to grow by an average of 1.7% per annum. This was the same growth rate forecast at Budget.

Over the four year period to 2021-22, expenses were estimated to grow by an average rate of 2.4% per annum. At Budget they were forecast to grow by 2.1%. Increases in expenses over the four years partly reflected additional provision for the Queensland Government’s planned increase in education funding associated with the Schools Funding Agreement negotiated. The Queensland Government’s additional school education policy measures are subject to negotiations with the Australian Government in renewing the Schools Funding Agreement.

General Government sector borrowings were estimated to be A$152 million lower in June 2021 than forecast in the 2018-19 Budget. However, the impact of a A$555 million decrease in forecast Commonwealth Government GST revenue to Queensland in financial year 2021-22 will contribute to a A$584 million increase in borrowings in 2021-22 compared to the 2018-19 Budget.

Debt Action Plan

The Debt Action Plan was announced in the 2015-16 Budget, outlining the following measures to achieve the desired General Government debt reduction over the forward estimates:

•	revising the capital structure of the Government’s energy network businesses (Ergon Energy, Energex and Powerlink) to adopt a more competitive gearing ratio, aligned with industry peers;

•	funding long service leave on an emergent basis rather than on an accrual basis; and

•	temporarily suspending investment of defined benefit superannuation contributions, while maintaining a fully funded status.

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In the 2015-16 MYFER, the Debt Action Plan was extended to incorporate changes to the capital structure of the Government’s non-network businesses, including regearing of Gladstone Ports Corporation, North Queensland Bulk Ports Limited and SunWater Limited, a return of equity from Stanwell Corporation Limited and moving the dividend payout ratio for all government-owned corporations to 100% (excluding CS Energy Limited).

The 2016-17 Budget provided for further debt reduction, and at the same time targeted initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund. In light of the strong financial position of the defined benefit superannuation scheme, the Government decided to repatriate A$4 billion from the previous over-contribution to the scheme by the Government.

In the 2017–18 Budget, additional initiatives were announced to reduce debt levels, including: a A$500 million reallocation from the Queensland Government Insurance Fund assets and a A$500 million repatriation from QTC from their past surpluses.

These active balance sheet management strategies have played a key role in ensuring that borrowings in 2017-18 were almost A$17 billion lower than the estimate at the time of the 2014-15 Budget.

The General Government sector’s debt to revenue ratio has fallen substantially from a peak of 91% in 2012-13 to 56% in the 2018-19 MYFER, as a result of significant initiatives implemented through the Debt Action Plan.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

In its first Budget, the Palaszczuk Government set out five fiscal principles for the responsible and measured management of the State’s finances. Following consideration of the Review of State Finance, prepared by Queensland Treasury, the Government refined the principles that relate to General Government Sector debt and the size of the net operating surplus. As a result, the following six fiscal principles provided the framework for the recent budgets, including a new principle adopted in the 2016-17 Budget to manage the rate of growth in the number of public servants:

•	Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector (“GGS”) debt to revenue ratio;

•	Principle 2 – Target net operating surpluses that ensure any new capital investment in the GGS is funded primarily through recurrent revenues rather than borrowing;

•	Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging;

•	Principle 4 – Maintain competitive taxation by ensuring that GGS own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates;

•	Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice; and

•	Principle 6 – Maintain a sustainable public service by ensuring overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

As outlined in the 2018-19 MYFER, significant progress has been made towards the achievement of the Government’s fiscal principles.

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The Fiscal Principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2018-19 Budget per cent	2018-19 MYFER per cent

Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2017-18	54	54
	2018-19	56	56
	2019-20	61	62
	2020-21	66	65
	2021-22	68	69

	General Government net operating cashflows as a proportion of net investments in non-financial assets
		2018-19 Budget per cent	2018-19 MYFER per cent

Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing	2017-18	99	107
	2018-19	60	70
	2019-20	40	44
	2020-21	44	48
	2021-22	53	44

	General Government purchases of non-financial assets
		2017-18 Budget (A$ million)	2017-18 MYFER (A$ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2017-18	4,905	5,127
	2018-19	5,927	5,981
	2019-20	7,557	7,420
	2020-21	7,396	7,451
	2021-22	7,081	7,182

	General Government own-source revenue to GSP

Maintain competitive taxation by ensuring that General Government sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

	2018-19 Budget 2018-19 MYFER:		8.2 8.4	% %
	Average across forward estimates:		8.1%

Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at June 30, 2018), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at June 30, 2018.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (“FTE”) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across forward estimates:		1.7%
	Population growth
	Average across forward estimates:		1.75%

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Table 1

Key Financial Aggregates

(UPF Basis)

	2014-15 Actual	2015-16 Actual	2016-17 Actual	2017-18 Actual
	A$ million
General Government Sector:
Revenue	49,970	50,780	56,194	58,087
Expenses	49,551	50,112	53,369	56,335

Net operating balance	420	668	2,825	1,753
Purchases of non-financial assets	4,635	4,044	4,620	5,127
Fiscal balance	-576	-495	560	-586

Public Non-Financial Corporations Sector:
Revenue	11,420	11,864	14,650	13,652
Expenses	9,970	10,264	12,251	11,759

Net operating balance	1,629	1,601	2,398	1,893
Purchases of non-financial assets	3,173	2,773	2,708	2,509
Fiscal balance	848	1,179	2,101	1,797

Non-Financial Public:
Revenue	56,178	57,393	64,855	66,175
Expenses	55,860	56,821	61,278	64,378

Net operating balance	318	572	3,577	1,797
Purchases of non-financial assets	7,811	6,852	7,291	7,644
Fiscal balance	-1,458	-1,054	1,050	-647

Operating Statement

2017-18 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector recorded an operating surplus of A$1.753 billion in 2017-18, compared to a restated surplus of A$2.825 million in 2016-17. The 2017-18 operating surplus is the second largest since 2005-06. The fiscal balance declined from a surplus of A$560 million in 2016-17 to a deficit of A$586 million in 2017-18. The General Government fiscal deficit was due to a less substantial operating surplus and increased capital purchases compared to 2016-17.

Based on actual results, General Government expenses increased by A$2.966 million (5.6%) in 2017-18. Total expenses were A$412 million lower than the 2017-18 estimated actual in the 2018-19 Budget, mainly due to lower than expected employee and other operating expenses.

Revenue

Meanwhile, revenues grew 3.4% (or A$1,893 million) in 2017-18, following an increase of 10.7% in 2016-17, due to higher grants, royalty and taxation revenue.

Commonwealth grants are the principal form of revenue for the State, accounting for almost half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants increased by A$583 million in 2017-18, mainly reflecting higher GST revenue.

Increased taxation revenue in 2017-18 compared to 2016-17 (A$325 million) was largely explained by growth in payroll tax, land tax and motor vehicle registration, partially offset by weaker transfer duty.

Royalty revenue was A$419 million higher in 2017-18 than in 2016-17, with increased coal royalties following from coal prices remaining elevated through 2017-18.

Expenses

In UPF terms, General Government expenses increased A$2,966 million in 2017-18. The largest increases are in the areas of Health, Social Protection and Education, reflecting the Government’s commitment to revitalizing frontline services.

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Increased expenses in 2017-18 are driven by growth funding to support ongoing demand for health services and student enrolments, expenditure in relation to the final preparation and delivery of the Gold Coast 2018 Commonwealth Games and the establishment of a provision for the anticipated costs of Queensland participating in the National Redress Scheme for Survivors of Child Sexual Abuse.

Depreciation costs increased by A$256 million to A$3.325 billion for the GGS, primarily reflecting increases in road and hospital infrastructure.

Grant expenses decreased A$520 million in the GGS due to the one-off Solar Boost Scheme expense in 2016-17, which assumed the obligation for the Solar Bonus Scheme from 2017-18 to 2019-20, as well as the timing of Commonwealth Financial Assistance Grants to local governments. Offsetting these decreases were increases in NDIS funding and grants to non-state schools.

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Borrowings

(UPF Basis)

	2014-15 Actual	2015-16 Actual	2016-17 Actual	2017-18 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government sector	4,635	4,044	4,620	5,127
Public non-financial corporations sector	3,173	2,773	2,708	2,509
Non-financial public sector[1]	7,811	6,852	7,291	7,644

Borrowings:
General Government sector	43,105	35,486	33,240	31,530
Public non-financial corporations sector	32,128	37,436	38,644	37,992
Non-financial public sector	75,233	72,922	71,884	69,522

Notes:

(1)

Under present Loan Council UPF arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2017-18 was A$195,708 million as at June 30, 2018.

Borrowings in the General Government sector were A$31,530 million at June 30, 2018, A$1,710 million less than in 2016-17. This is A$2,228 million lower than the 2017-18 Budget.

The decrease in gross borrowings is mainly due to improved operating cash flows predominantly due to higher royalty revenue.

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Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2017-18 was A$5,127 million, A$507 million more than occurred in 2016-17.

The increase relative to 2016-17 is largely attributable to expenditure associated with transport and education infrastructure.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

General Government expenses were forecast in the 2018-19 MYFER to grow by an average of 2.4% per annum over the four years to 2021-22.

Table 3

Key Financial Aggregates Forecasts (Summary) – 2017-18 MYFER

	2018-19 Forecast	2019-20 Projected	2020-21 Projected	2021-22 Projected
	A$ millions
General Government Sector:
Revenue	59,002	59,614	60,403	62,167
Expenses	58,478	59,421	60,258	62,048

Net operating balance	524	193	145	119
Purchases of non-financial assets	5,981	7,420	7,451	7,182
Fiscal balance	-2,632	-3,710	-3,416	-3,305

Public Non-Financial Corporations Sector:
Revenue	12,662	12,322	12,510	12,835
Expenses	11,182	11,035	11,405	11,663

Net operating balance	1,479	1,287	1,104	1,172
Purchases of non-financial assets	3,115	3,514	3,028	3,001
Fiscal balance	906	442	782	941

Non-Financial Public Sector:
Revenue	66,564	66,962	68,193	70,228
Expenses	66,033	66,805	67,983	69,945

Net operating balance	531	157	210	284
Purchases of non-financial assets	9,095	10,933	10,478	10,182
Fiscal balance	-3,198	-4,591	-3,674	-3,372

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Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings and Purchases of Non-financial assets

(UPF Basis)

	2018-19 Forecast	2019-20 Forecast	2020-21 Forecast	2021-22 Forecast
	A$ millions
Purchases of non-financial assets:
General Government sector	5,981	7,420	7,451	7,182
Public non-financial corporations sector	3,115	3,514	3,028	3,001
Non-financial public sector	9,095	10,933	10,478	10,182

Borrowings:
General Government sector	33,242	36,787	39,436	42,874
Public non-financial corporations sector	38,367	39,088	40,038	40,631
Non-financial public sector	71,609	75,875	79,473	83,505

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